UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 17)1

WILLIAM LYON HOMES

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

552074 10 6

(CUSIP Number)

The William Harwell Lyon Separate

Property Trust

Richard M. Sherman, Jr., Trustee

(c/o) Richard M. Sherman, Jr., Esq.

Irell & Manella LLP

840 Newport Center Drive, #400

Newport Beach, California 92660

(949) 760-0991

William Lyon The Cable Family Trust, Est. 7-11-88 Wade H. Cable c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, California 92660 (949) 833-3600	Richard M. Sherman, Jr., Esq. 840 Newport Center Drive, # 400 Newport Beach, California 92660 (949) 760-0991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Lyon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK, OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,115,437 Shares 8. SHARED VOTING POWER 297,705 Shares (1) 9. SOLE DISPOSITIVE POWER 4,115,437 Shares 10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,413,142 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.9% as of June 28, 2005
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 247,705 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees (“Cable Trust”) and 50,000 shares of Common Stock of the Issuer deemed beneficially owned by Wade H. Cable individually (“Cable”) as a result of Cable’s ownership of 50,000 stock options exercisable by Cable within sixty days of June 28, 2005. William Lyon (“Lyon”) has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually (the “Voting Agreement”). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”), with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. Does not include 331,437 shares owned of record and beneficially by William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). Lyon and the Separate Property Trust acted together with respect to the acquisition of such shares and the 655,569 shares of Common Stock of the Issuer acquired by Lyon on January 7, 2005. Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act with respect to such shares. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Cable Family Trust est. 7-11-88, Wade H. Cable And Susan M. Cable, Trustees
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 Shares 8. SHARED VOTING POWER 247,705 Shares (1) 9. SOLE DISPOSITIVE POWER 247,705 Shares 10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,705 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% as of June 28, 2005
14.	TYPE OF REPORTING PERSON* OO

(1)	William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of the Voting Agreement. By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. The Cable Trust disclaims beneficial ownership of the shares of common stock of the Issuer beneficially owned by William Lyon and Wade H. Cable.

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wade H. Cable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 Shares 8. SHARED VOTING POWER 297,705 Shares (1)(2)(3) 9. SOLE DISPOSITIVE POWER 50,000 Shares (1) 10. SHARED DISPOSITIVE POWER 297,705 Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,705 (1) Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4% as of June 28, 2005
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 50,000 shares that could be purchased by Wade H. Cable by exercise of options exercisable on June 28, 2005 or within 60 days thereafter.
(2)	Includes 247,705 shares held by the Cable Trust of which Wade H. Cable is a co-trustee with Susan M. Cable. Wade H. Cable and Susan M. Cable share voting and dispositive powers with respect to the shares held be the Cable Family Trust.
(3)	William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of the Voting Agreement. By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. Wade H. Cable disclaims beneficial ownership of the shares owned by William Lyon.

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Harwell Lyon Separate Property Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 331,437 Shares 8. SHARED VOTING POWER 0 Shares 9. SOLE DISPOSITIVE POWER 331,437 Shares 10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,437 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% as of June 28, 2005
14.	TYPE OF REPORTING PERSON* OO

(1)	Does not include 4,413,142 shares owned of record and beneficially by Lyon. Lyon and the Separate Property Trust acted together with respect to the acquisition of the 655,569 shares of common stock of the Issuer acquired by Lyon on January 7, 2005 and the 331,437 shares of Common Stock of the Issuer acquired by the Separate Property Trust on January 7, 2005. Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act with respect to such shares. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

CUSIP NO. 552074 10 6	13D

SCHEDULE 13D

This statement, which is being filed by William Lyon, Wade H. Cable, the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, and The William H. Lyon Separate Property Trust (together, the “Reporting Persons”), constitutes Amendment No. 17 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”), as amended by Amendments No. 1 through 16 previously filed with the SEC (as so amended, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $.01 per share, of William Lyon Homes, a Delaware corporation (the “Issuer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

This Amendment No. 17 relates solely to information in the Schedule 13D as to Lyon because Lyon alone has submitted the proposal described in Item 4 of this Amendment. The other Reporting Persons are filing this amendment as joint filers but did not participate in the making of such proposal.

ITEM 4: PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended as to Lyon, but not as to the other Reporting Persons who were not parties to the proposal described herein, to add the following:

As previously reported, on April 26, 2005, Lyon presented a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors (the “Board”) for a going-private transaction in which Lyon proposed that a company to be formed and owned by him would acquire all of the outstanding shares of Common Stock of the Issuer not owned by Lyon, or by The William Harwell Lyon 1987 Trust and the Separate Property Trust, under both of which Lyon’s son, William H. Lyon, is the sole beneficiary, at a purchase price of $82 per share.

On April 26, 2005, the Board established a Special Committee of the Board (the “Special Committee”) to evaluate the Proposal. On June 20, 2005, the Special Committee announced that it had determined the Proposal to be inadequate.

On June 28, 2005, Lyon announced his decision to withdraw the Proposal and indicated that while he remained interested in negotiating a transaction for the acquisition of the publicly held minority interest in the Issuer, he did not intend to make a new bid at the Issuer’s current stock trading levels. The closing price of the Issuer’s common stock on the New York Stock Exchange on June 28, 2005 was $99.49.

A copy of the press release issued by Lyon is filed herewith as Exhibit 7.2.

Other than as described in this Item 4, the Reporting Persons, in their capacities as holders of shares of the Issuer’s Common Stock, have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each Reporting Person may purchase shares of the Issuer’s Common Stock from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or otherwise on prices and terms as he or it shall determine and may formulate plans or proposals relating to the foregoing matters in the future.

CUSIP NO. 552074 10 6	13D

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1	Joint Filing Agreement, dated as of January 9, 2005, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust.*

Exhibit 7.2	Press Release dated June 28, 2005.

*	Previously filed as Exhibit 7.1 to Amendment No. 15 to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2005	/s/ William Lyon
WILLIAM LYON

THE CABLE FAMILY TRUST, EST. 7-11-88

By: *
Wade H. Cable, Trustee

By: *
Susan M. Cable, Trustee

*
WADE H. CABLE

THE WILLIAM HARWELL LYON SEPARATE PROPERTY FAMILY TRUST

By: *
Richard M. Sherman, Jr., Trustee

*By:	/s/ William Lyon
William Lyon
Attorney-in-Fact

EXHIBIT INDEX

Exhibit 7.1	Joint Filing Agreement, dated as of January 9, 2005, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust.*

Exhibit 7.2	Press Release dated June 28, 2005.

*	Previously filed as Exhibit 7.1 to Amendment No. 15 to this Schedule 13D